QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Abgenix, Inc.
Subsidiary List

NAME OF SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION
Xenotech, Inc.	Delaware
IntraImmune Therapies, Inc.	Delaware
Hesed Biomed, Inc.	Delaware
Abgenix Canada Corporation	Nova Scotia, Canada
Abgenix Biopharma, Inc.	British Columbia, Canada

QuickLinks

  Exhibit 21.1
Abgenix, Inc. Subsidiary List